EXHIBIT (a)(2)

N e w s R e l e a s e Chesapeake Energy Corporation P. O. Box 18496 Oklahoma City, OK 73154

FOR IMMEDIATE RELEASE

MAY 3, 2006

CONTACTS:

JEFFREY L. MOBLEY, CFA SENIOR VICE PRESIDENT - INVESTOR RELATIONS AND RESEARCH (405) 767-4763 jmobley@chkenergy.com	MARC ROWLAND EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER (405) 879-9232 mrowland@chkenergy.com

CHESAPEAKE ENERGY CORPORATION ANNOUNCES EXCHANGE OFFER FOR

ITS 5.00% CUMULATIVE CONVERTIBLE PREFERRED STOCK

OKLAHOMA CITY, OKLAHOMA, MAY 3, 2006 – Chesapeake Energy Corporation (NYSE:CHK) today announced that it intends to commence an offer to exchange shares of its common stock for any and all of its outstanding 842,673 shares of 5.00% Cumulative Convertible Preferred Stock (Series 2003) (NYSE:CHKPrB, the “Preferred Stock”) (CUSIP No. 165167800).

The number of shares of common stock to be exchanged for each share of Preferred Stock (the “Exchange Ratio”) will be fixed after 5:00 p.m. New York City time on Tuesday, May 30, 2006, the Pricing Date, on the basis of the applicable pricing formula set forth herein, and publicly announced prior to the opening of trading on Wednesday, May 31, 2006. The Exchange Ratio will equal the sum of (i) 6.0962 shares of common stock, the number of shares into which the Preferred Stock is presently convertible and (ii) a number of additional shares of common stock equal to $2.64 divided by the arithmetic daily volume-weighted average price of our common stock, over an eleven day trading period beginning on May 15, 2006 and ending on the Pricing Date. The exchange offer will be subject to a maximum of 6.2282 shares of common stock and a minimum of 6.1536 shares of common stock per share of Preferred Stock.

The exchange offer will expire at 5:00 p.m., New York City time, on Thursday, June 1, 2006, unless extended or earlier terminated by Chesapeake. Holders may withdraw tendered shares of Preferred Stock at any time before the exchange offer expires, or if not previously returned, a holder may withdraw any tendered shares of Preferred Stock that are not accepted by Chesapeake on or before June 29, 2006. The tender and withdrawal of shares of Preferred Stock pursuant to the Offer held in “street” name are subject to compliance with the appropriate procedures of the automated tender offer procedures, or ATOP, system of The Depository Trust Company.

The exchange offer will be made pursuant to an offer to exchange and related letter of transmittal, copies of which may be obtained without charge from the information agent for the exchange offer, Global Bondholder Services Corporation, who may be reached at 866-924-2200 (US toll-free) and 212-430-3774 (collect). The exchange offer prospectus and other related documents will also be filed with the Securities and Exchange Commission on Schedule TO and may be obtained for free at the Commission’s web site, http://www.sec.gov. The exchange offer is subject to the satisfaction of certain conditions.

Holders of Preferred Stock are urged to read the offer to exchange and related letter of transmittal when it becomes available because it includes important information.

The securities to be offered have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This press release is not an offer to purchase or an offer to exchange or a solicitation of acceptance of the offers to purchase or offer to exchange, which may be made only pursuant to the terms of the applicable offer to purchase or offer to exchange and related letters of transmittal.

Chesapeake Energy Corporation is the second largest independent producer of natural gas in the U.S. Headquartered in Oklahoma City, the company’s operations are focused on exploratory and developmental drilling and corporate and property acquisitions in the Mid-Continent, Permian Basin, South Texas, Texas Gulf Coast, Barnett Shale, Ark-La-Tex and Appalachian Basin regions of the United States. The company’s Internet address is www.chkenergy.com.

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